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                                  Dechert LLP
                               1775 I Street N.W.
                              Washington, DC 20006




December 13, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Form N-14 for Munder Series Trust on behalf of the Munder Micro-Cap Equity Fund


Ladies and Gentlemen:

Attached for filing via the EDGAR system is a registration statement on Form N-14 under the Securities Act of 1933, as amended, for Munder Series Trust ("Trust"). This Form N-14 is being filed in connection with a proposed reorganization in which the Munder Micro-Cap Equity Fund, a series of the Trust, will acquire all of the assets of the Munder Small Company Growth Fund, also a series of the Trust, in exchange for shares of the Munder Micro-Cap Equity Fund and the assumption by the Munder Micro-Cap Equity Fund of the liabilities of the Munder Small Company Growth Fund ("Reorganization").

As of December 8, 2004, the net assets of the Munder Small Company Growth Fund are less than 10% of the net assets of the Munder Micro-Cap Equity Fund. Consequently, in accordance with Paragraph 2 of Item 14 of Form N-14, the pro forma financial statements required by Rule 11-01 of Regulation S-X have not been included in this registration statement.

The Form N-14 includes a form of opinion to be issued by Dechert LLP regarding tax matters with respect to the proposed Reorganization. Please be advised that we will provide a final tax opinion as supplemental correspondence upon the closing of the Reorganization.

It is proposed that the Form N-14 become automatically effective on January 12, 2005. We anticipate that the Trust will mail the Definitive Proxy Statement/Prospectus and Notice to shareholders on or about January 17, 2005. Please call me at 202.261.3302 with any questions or comments you may have regarding the enclosed Form N-14 or if we may expedite the staff's review in any way.

Very truly yours,


/s/ Jane A. Kanter


Jane A. Kanter

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